Exhibit No. 99.2
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com
Sims Group Limited ABN 69 114 838 630
1 April 2008
Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000
Dear Sirs,
Sims Group Limited – Dividend Reinvestment Plan (“DRP”)
Sims Group advises that the Allocation Price to apply to the DRP for the 2008 interim dividend payable on 9 April 2008 is $28.64.
Yours faithfully,
Sims Group Limited
Frank Moratti
Company Secretary

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